UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company in this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the third quarter of 1996:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

     NORTHEAST UTILITIES SERVICE COMPANY
     BANK BORROWINGS

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NORTHEAST UTILITIES MONEY POOL

11   CAPITAL CONTRIBUTIONS

Dated as of September 30, 1996

          Northeast Utilities Service Company
          /s/ Robert C. Aronson
          Assistant Treasurer




ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $59,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $15,000,000  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Invested ($ 725,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD

    *CONNECTICUT BANK AND TRUST CO.     20,000,000     07/12/96
    *HARTFORD NATIONAL BANK & TRUST     20,000,000     07/19/96
     HARTFORD NATIONAL BANK & TRUST     18,000,000     07/22/96
    *HARTFORD NATIONAL BANK & TRUST     18,000,000     07/23/96
     HARTFORD NATIONAL BANK & TRUST      4,000,000     07/31/96
    *CONNECTICUT BANK AND TRUST CO.     20,000,000     08/02/96
     HARTFORD NATIONAL BANK & TRUST     19,000,000     08/06/96
     INDUSTRIAL BANK OF JAPAN            5,000,000     08/14/96
     INDUSTRIAL BANK OF JAPAN           20,000,000     08/16/96
     HARTFORD NATIONAL BANK & TRUST     15,000,000     08/20/96
     INDUSTRIAL BANK OF JAPAN            5,000,000     08/20/96
    *INDUSTRIAL BANK OF JAPAN            5,000,000     08/28/96
     HARTFORD NATIONAL BANK & TRUST     29,000,000     09/10/96
     INDUSTRIAL BANK OF JAPAN           15,000,000     09/13/96
     INDUSTRIAL BANK OF JAPAN           10,000,000     09/17/96

*REPRESENTING REFINANCING OF MATURING LOANS
NORTHEAST UTILITIES
BY/s/Robert C. Aronson
ITS ASSISTANT TREASURER
DATED September 30, 1996

ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $0
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Invested ($137,950,000)

                          AMOUNT
NAME OF BANK                $           DATE SOLD

NONE

*REPRESENTING REFINANCING OF MATURING LOANS
DATED September 30, 1996

          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY/s/Robert C. Aronson
          ITS ASSISTANT TREASURER

November 1, 1996

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from July 1, 1996 to September 30, 1996, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers








ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996
MONEY POOL BALANCE ON September 30, 1996:   Borrowed $8,000,000

                    AMOUNT
NAME OF BANK           $           DATE SOLD

NONE

*REPRESENTS REFINANCING OF MATURITY LOANS
DATED September 30, 1996
WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY /s/Robert C. Aronson
 ITS ASSISTANT TREASURER

November 1, 1996
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from July 1, 1996 to September 30, 1996, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Invested ($7,000,000)



ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Invested ($57,000,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Borrowed $17,150,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.

MONEY POOL BALANCE ON September 30, 1996:  Invested:  ($28,750,000)

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  July 1, 1996 through September 30, 1996
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $50,000,000
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON September 30, 1996.
MONEY POOL BALANCE ON September 30, 1996:  Invested ($2,850,000)

        ATTACHMENT 10
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: JULY 1996
NUMBER OF DAYS: 31

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC    HEC   NU    TCI   AGENT

CONS. BAL     136450  -4000  8500  49000 -17650 -4900  -28900  31500 -725   725

1 Begin Bal   187950  -3000  8750  57500 -16900 -4900   -1400  -6500 -725  7225 -228000       0
Contributed        0      0     0      0      0     0       0   8000    0 20000   93000  121000
Borrowed       12750   3000   750   5500      0     0       0      0    0  6500   92500  121000
1 End Bal     175200  -6000  8000  52000 -16900 -4900   -1400   1500 -725 20725 -227500

Contributed     8000   2000     0      0      0     0       0      0    0     0   92500  102500
Borrowed           0      0     0   1000      0     0    8000      0    0     0   93500  102500
2 End Bal     183200  -4000  8000  51000 -16900 -4900   -9400   1500 -725 20725 -228500

Contributed        0   1000     0      0      0     0       0      0    0     0  118500  119500
Borrowed           0      0     0   1000      0     0    3000      0    0     0  115500  119500
3 End Bal     183200  -3000  8000  50000 -16900 -4900  -12400   1500 -725 20725 -225500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
4 End Bal     183200  -3000  8000  50000 -16900 -4900  -12400   1500 -725 20725 -225500

Contributed        0      0     0      0      0     0       0      0    0     0   30500   30500
Borrowed       11000   1000     0   7500      0     0    3000      0    0  8000       0   30500
5 End Bal     172200  -4000  8000  42500 -16900 -4900  -15400   1500 -725 12725 -195000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
6 End Bal     172200  -4000  8000  42500 -16900 -4900  -15400   1500 -725 12725 -195000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
7 End Bal     172200  -4000  8000  42500 -16900 -4900  -15400   1500 -725 12725 -195000

Contributed    11000      0     0      0      0     0       0      0    0  5000  125500  141500
Borrowed           0      0     0    500      0     0       0      0    0     0  141000  141500
8 End Bal     183200  -4000  8000  42000 -16900 -4900  -15400   1500 -725 17725 -210500

Contributed     9500   3000     0      0      0     0    6000      0    0     0  149500  168000
Borrowed           0      0     0   1500      0     0       0      0    0  5000  161500  168000
9 End Bal     192700  -1000  8000  40500 -16900 -4900   -9400   1500 -725 12725 -222500

Contributed     4500   1000     0      0    500     0       0      0    0     0  112000  118000
Borrowed           0      0     0      0      0     0   49000      0    0     0   69000  118000
10 End Bal    197200      0  8000  40500 -16400 -4900  -58400   1500 -725 12725 -179500

Contributed    10500      0     0      0      0     0    1000      0    0     0   60000   71500
Borrowed           0      0     0   1500      0     0       0      0    0 10000   60000   71500
11 End Bal    207700      0  8000  39000 -16400 -4900  -57400   1500 -725  2725 -179500

Contributed        0      0     0      0      0     0       0      0    0     0   30000   30000
Borrowed        3000      0   500   2000      0     0       0      0    0     0   24500   30000
12 End Bal    204700      0  7500  37000 -16400 -4900  -57400   1500 -725  2725 -174000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
13 End Bal    204700      0  7500  37000 -16400 -4900  -57400   1500 -725  2725 -174000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
14 End Bal    204700      0  7500  37000 -16400 -4900  -57400   1500 -725  2725 -174000

Contributed     3500   1000     0      0      0     0    1500      0    0     0   61500   67500
Borrowed           0      0     0      0   1000     0       0      0    0     0   66500   67500
15 End Bal    208200   1000  7500  37000 -17400 -4900  -55900   1500 -725  2725 -179000

Contributed     3000   2000     0      0      0     0     500      0    0     0   86000   91500
Borrowed           0      0   500   4000      0     0       0      0    0     0   87000   91500
16 End Bal    211200   3000  7000  33000 -17400 -4900  -55400   1500 -725  2725 -180000

Contributed     7000   2000     0      0      0     0    3000      0    0     0   74000   86000
Borrowed           0      0     0   2000      0     0       0      0    0     0   84000   86000
17 End Bal    218200   5000  7000  31000 -17400 -4900  -52400   1500 -725  2725 -190000

Contributed    38000   7000  3000  42000      0     0    6000      0    0     0   58000  154000
Borrowed           0      0     0      0      0     0       0      0    0     0  154000  154000
18 End Bal    256200  12000 10000  73000 -17400 -4900  -46400   1500 -725  2725 -286000

Contributed        0      0     0      0      0     0       0  20000    0     0  145000  165000
Borrowed       50000  12000  3000  18000      0     0   10000      0    0  2000   70000  165000
19 End Bal    206200      0  7000  55000 -17400 -4900  -56400  21500 -725   725 -211000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
20 End Bal    206200      0  7000  55000 -17400 -4900  -56400  21500 -725   725 -211000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
21 End Bal    206200      0  7000  55000 -17400 -4900  -56400  21500 -725   725 -211000

Contributed        0      0  2000      0      0     0   12000      0    0     0   54500   68500
Borrowed       25000   3000     0   7000      0     0       0      0    0     0   33500   68500
22 End Bal    181200  -3000  9000  48000 -17400 -4900  -44400  21500 -725   725 -190000

Contributed    11000   3000     0      0      0     0    4000      0    0     0   67000   85000
Borrowed           0      0     0      0      0     0       0      0    0     0   85000   85000
23 End Bal    192200      0  9000  48000 -17400 -4900  -40400  21500 -725   725 -208000

Contributed     6000      0     0      0      0     0    2000      0    0  2000   51000   61000
Borrowed           0      0     0   3000      0     0       0      0    0     0   58000   61000
24 End Bal    198200      0  9000  45000 -17400 -4900  -38400  21500 -725  2725 -215000

Contributed        0      0     0      0      0     0       0      0    0     0   61000   61000
Borrowed       15000      0     0   2000      0     0       0      0    0  2000   42000   61000
25 End Bal    183200      0  9000  43000 -17400 -4900  -38400  21500 -725   725 -196000

Contributed     2000      0     0      0      0     0       0      0    0     0   39000   41000
Borrowed           0      0     0   2000      0     0       0      0    0     0   39000   41000
26 End Bal    185200      0  9000  41000 -17400 -4900  -38400  21500 -725   725 -196000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
27 End Bal    185200      0  9000  41000 -17400 -4900  -38400  21500 -725   725 -196000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
28 End Bal    185200      0  9000  41000 -17400 -4900  -38400  21500 -725   725 -196000

Contributed     4500   2000     0      0      0     0    4500    500    0     0   39000   50500
Borrowed           0      0   500      0      0     0       0      0    0     0   50000   50500
29 End Bal    189700   2000  8500  41000 -17400 -4900  -33900  22000 -725   725 -207000

Contributed        0   2000     0   8500      0     0    4500  13000    0     0   50000   78000
Borrowed           0      0     0      0      0     0       0      0    0     0   78000   78000
30 End Bal    189700   4000  8500  49500 -17400 -4900  -29400  35000 -725   725 -235000

Contributed        0      0     0      0      0     0     500      0    0     0   95000   95500
Borrowed       53250   8000     0    500    250     0       0   3500    0     0   30000   95500
31 End Bal    136450  -4000  8500  49000 -17650 -4900  -28900  31500 -725   725 -170000

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0

NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: AUGUST 1996
NUMBER OF DAYS: 31

               CL&P  WMECO   HWP   NNECO  RRR    QUINN   PSNH  NAEC    HEC   NU    TCI   AGENT

CONS. BAL     160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475

1 Begin Bal   136450  -4000  8500  49000 -17650 -4900  -28900  31500 -725   725 -170000       0
Contributed        0      0     0      0      0     0       0      0    0     0   50000   50000
Borrowed        5000      0     0   3000      0     0   12000      0    0     0   30000   50000
1 End Bal     131450  -4000  8500  46000 -17650 -4900  -40900  31500 -725   725 -150000

Contributed        0      0     0      0      0     0       0      0    0     0   55000   55000
Borrowed       15250      0   750   5000   2000     0    2500      0    0     0   29500   55000
2 End Bal     116200  -4000  7750  41000 -19650 -4900  -43400  31500 -725   725 -124500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
3 End Bal     116200  -4000  7750  41000 -19650 -4900  -43400  31500 -725   725 -124500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
4 End Bal     116200  -4000  7750  41000 -19650 -4900  -43400  31500 -725   725 -124500

Contributed    10500      0     0      0      0     0    3000      0    0     0   29500   43000
Borrowed           0      0     0   1000      0     0       0      0    0     0   42000   43000
5 End Bal     126700  -4000  7750  40000 -19650 -4900  -40400  31500 -725   725 -137000

Contributed     6250   1500     0      0      0     0    3000      0    0     0   42000   52750
Borrowed           0      0     0      0      0     0       0    250    0     0   52500   52750
6 End Bal     132950  -2500  7750  40000 -19650 -4900  -37400  31250 -725   725 -147500

Contributed     5750   1000     0      0      0     0    2000      0    0     0   45500   54250
Borrowed           0      0   750   2500      0     0       0      0    0     0   51000   54250
7 End Bal     138700  -1500  7000  37500 -19650 -4900  -35400  31250 -725   725 -153000

Contributed     6500   1000     0      0      0     0    2000      0    0     0   51000   60500
Borrowed           0      0     0   1500      0     0       0      0    0     0   59000   60500
8 End Bal     145200   -500  7000  36000 -19650 -4900  -33400  31250 -725   725 -161000

Contributed     7000   1000     0      0      0     0    2000      0    0     0   96500  106500
Borrowed           0      0     0      0      0     0       0      0    0     0  106500  106500
9 End Bal     152200    500  7000  36000 -19650 -4900  -31400  31250 -725   725 -171000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
10 End Bal    152200    500  7000  36000 -19650 -4900  -31400  31250 -725   725 -171000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
11 End Bal    152200    500  7000  36000 -19650 -4900  -31400  31250 -725   725 -171000

Contributed    10000   1000     0      0      0     0    3000      0    0     0   65000   79000
Borrowed           0      0     0   2000      0     0       0      0    0     0   77000   79000
12 End Bal    162200   1500  7000  34000 -19650 -4900  -28400  31250 -725   725 -183000

Contributed    10750   2000   250      0      0     0    3500      0    0     0   60000   76500
Borrowed           0      0     0   2500      0     0       0      0    0     0   74000   76500
13 End Bal    172950   3500  7250  31500 -19650 -4900  -24900  31250 -725   725 -197000

Contributed     4000      0     0      0      0     0       0      0    0     0   51000   55000
Borrowed           0      0     0   1500    500     0       0      0    0     0   53000   55000
14 End Bal    176950   3500  7250  30000 -20150 -4900  -24900  31250 -725   725 -199000

Contributed     1250   1000     0      0    250     0    2000      0    0     0   57000   61500
Borrowed           0      0   500   1500      0     0       0      0    0     0   59500   61500
15 End Bal    178200   4500  6750  28500 -19900 -4900  -22900  31250 -725   725 -201500

Contributed     5000   1000     0      0      0     0       0      0    0   250   64500   70750
Borrowed           0      0     0   5000      0     0       0      0  250     0   65500   70750
16 End Bal    183200   5500  6750  23500 -19900 -4900  -22900  31250 -975   975 -202500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
17 End Bal    183200   5500  6750  23500 -19900 -4900  -22900  31250 -975   975 -202500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
18 End Bal    183200   5500  6750  23500 -19900 -4900  -22900  31250 -975   975 -202500

Contributed    36000   9000  2500  43000      0     0    7000      0    0   500   62000  160000
Borrowed           0      0     0      0      0     0       0      0    0     0  160000  160000
19 End Bal    219200  14500  9250  66500 -19900 -4900  -15900  31250 -975  1475 -300500

Contributed        0      0     0      0      0     0   12500      0    0     0  133000  145500
Borrowed       79000  21000  1500  19000      0     0       0      0    0     0   25000  145500
20 End Bal    140200  -6500  7750  47500 -19900 -4900   -3400  31250 -975  1475 -192500

Contributed     8000   1500     0      0      0     0    5000      0    0     0   38500   53000
Borrowed           0      0   250   1500      0     0       0    250    0     0   51000   53000
21 End Bal    148200  -5000  7500  46000 -19900 -4900    1600  31000 -975  1475 -205000

Contributed     5000   1000     0      0      0     0       0      0    0     0   40000   46000
Borrowed           0      0     0   4000      0     0       0      0    0     0   42000   46000
22 End Bal    153200  -4000  7500  42000 -19900 -4900    1600  31000 -975  1475 -207000

Contributed        0      0     0      0      0     0       0      0    0   500   42000   42500
Borrowed        4000      0     0   1000      0     0    3000      0    0     0   34500   42500
23 End Bal    149200  -4000  7500  41000 -19900 -4900   -1400  31000 -975  1975 -199500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
24 End Bal    149200  -4000  7500  41000 -19900 -4900   -1400  31000 -975  1975 -199500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
25 End Bal    149200  -4000  7500  41000 -19900 -4900   -1400  31000 -975  1975 -199500

Contributed        0   1000     0      0      0     0       0      0    0     0   69500   70500
Borrowed        6000      0     0   1000      0     0    1000      0    0     0   62500   70500
26 End Bal    143200  -3000  7500  40000 -19900 -4900   -2400  31000 -975  1975 -192500

Contributed     9500      0     0      0      0     0    5000      0    0     0   77500   92000
Borrowed           0      0     0   5000      0     0       0      0    0     0   87000   92000
27 End Bal    152700  -3000  7500  35000 -19900 -4900    2600  31000 -975  1975 -202000

Contributed     5000   1000     0      0      0     0    4000      0    0     0   52500   62500
Borrowed           0      0     0      0      0     0       0      0    0     0   62500   62500
28 End Bal    157700  -2000  7500  35000 -19900 -4900    6600  31000 -975  1975 -212000

Contributed     7500   1000     0    500      0     0    1500      0    0     0   32000   42500
Borrowed           0      0     0      0      0     0       0      0    0   500   42000   42500
29 End Bal    165200  -1000  7500  35500 -19900 -4900    8100  31000 -975  1475 -222000

Contributed        0      0     0   8000      0     0       0      0    0     0   45000   53000
Borrowed        5000   4000     0      0      0     0    2000      0    0     0   42000   53000
30 End Bal    160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475 -219000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
31 End Bal    160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475 -219000




NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: SEPTEMBER 1996
NUMBER OF DAYS: 30
               CL&P   WMECO   HWP   NNECO RRR   QUINN   PSNH   NAEC   HEC    NU  TCI    AGENT

CONS. BAL     137950  -8000  7000  57000 -17150 -4900    2850  28750 -725   725 -203500

1 Begin Bal   160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475 -219000       0
Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
1 End Bal     160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475 -219000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
2 End Bal     160200  -5000  7500  43500 -19900 -4900    6100  31000 -975  1475 -219000

Contributed        0      0     0      0      0     0     750   8000    0     0   66500   75250
Borrowed       18500   3000   500    750      0     0       0      0    0   500   52000   75250
3 End Bal     141700  -8000  7000  42750 -19900 -4900    6850  39000 -975   975 -204500

Contributed    14000      0     0      0      0     0       0      0    0     0   56500   70500
Borrowed           0      0     0   1000      0     0   10000      0    0     0   59500   70500
4 End Bal     155700  -8000  7000  41750 -19900 -4900   -3150  39000 -975   975 -207500

Contributed     4000   3000     0   1000      0     0    4000      0    0     0   57000   69000
Borrowed           0      0     0      0      0     0       0      0    0     0   69000   69000
5 End Bal     159700  -5000  7000  42750 -19900 -4900     850  39000 -975   975 -219500

Contributed     8000      0     0      0      0     0    1000      0    0     0   67000   76000
Borrowed           0      0     0   3000      0     0       0      0    0     0   73000   76000
6 End Bal     167700  -5000  7000  39750 -19900 -4900    1850  39000 -975   975 -225500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
7 End Bal     167700  -5000  7000  39750 -19900 -4900    1850  39000 -975   975 -225500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
8 End Bal     167700  -5000  7000  39750 -19900 -4900    1850  39000 -975   975 -225500

Contributed     9000   2000     0      0      0     0    3000      0    0     0   63000   77000
Borrowed           0      0     0   2000      0     0       0      0    0     0   75000   77000
9 End Bal     176700  -3000  7000  37750 -19900 -4900    4850  39000 -975   975 -237500

Contributed     7500   1500     0      0      0     0    5000      0    0     0   75000   89000
Borrowed           0      0     0   2000      0     0       0      0    0     0   87000   89000
10 End Bal    184200  -1500  7000  35750 -19900 -4900    9850  39000 -975   975 -249500

Contributed     3500   1000     0      0      0     0    3000      0    0     0   83000   90500
Borrowed           0      0     0      0      0     0       0   3500    0     0   87000   90500
11 End Bal    187700   -500  7000  35750 -19900 -4900   12850  35500 -975   975 -253500

Contributed     8000   1000     0      0      0     0       0      0    0     0  102000  111000
Borrowed           0      0     0   1500      0     0       0    500    0     0  109000  111000
12 End Bal    195700    500  7000  34250 -19900 -4900   12850  35000 -975   975 -260500

Contributed        0      0     0      0   3250     0       0      0    0     0   78000   81250
Borrowed        5000      0   500   8750      0     0    1000      0    0     0   66000   81250
13 End Bal    190700    500  6500  25500 -16650 -4900   11850  35000 -975   975 -248500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
14 End Bal    190700    500  6500  25500 -16650 -4900   11850  35000 -975   975 -248500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
15 End Bal    190700    500  6500  25500 -16650 -4900   11850  35000 -975   975 -248500

Contributed     2500    500     0      0      0     0    1000      0    0     0   42500   46500
Borrowed           0      0   500   2500    500     0       0      0    0     0   43000   46500
16 End Bal    193200   1000  6000  23000 -17150 -4900   12850  35000 -975   975 -249000

Contributed     9500   2500     0      0      0     0    3000      0    0     0   62500   77500
Borrowed           0      0     0      0      0     0       0      0    0     0   77500   77500
17 End Bal    202700   3500  6000  23000 -17150 -4900   15850  35000 -975   975 -264000

Contributed    35500   7000  2500  42000      0     0    8500      0    0  1500   64500  161500
Borrowed           0      0     0      0      0     0       0      0    0     0  161500  161500
18 End Bal    238200  10500  8500  65000 -17150 -4900   24350  35000 -975  2475 -361000

Contributed        0      0     0      0      0     0       0      0    0     0  151500  151500
Borrowed       44000  11000  3000  14000      0     0   12000      0    0     0   67500  151500
19 End Bal    194200   -500  5500  51000 -17150 -4900   12350  35000 -975  2475 -277000

Contributed        0      0  2000      0      0     0   14000      0    0     0   84500  100500
Borrowed       15000   4500     0   4000      0     0       0      0    0     0   77000  100500
20 End Bal    179200  -5000  7500  47000 -17150 -4900   26350  35000 -975  2475 -269500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
21 End Bal    179200  -5000  7500  47000 -17150 -4900   26350  35000 -975  2475 -269500

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
22 End Bal    179200  -5000  7500  47000 -17150 -4900   26350  35000 -975  2475 -269500

Contributed     3750   1500     0      0      0     0    1000      0    0     0   87000   93250
Borrowed           0      0     0      0      0     0       0    250    0     0   93000   93250
23 End Bal    182950  -3500  7500  47000 -17150 -4900   27350  34750 -975  2475 -275500

Contributed        0      0     0      0      0     0    4000      0    0     0   93000   97000
Borrowed       28000      0     0   4000      0     0       0      0    0     0   65000   97000
24 End Bal    154950  -3500  7500  43000 -17150 -4900   31350  34750 -975  2475 -247500

Contributed     3000   1000     0      0      0     0       0      0    0     0   65000   69000
Borrowed           0      0     0      0      0     0    4000      0    0     0   65000   69000
25 End Bal    157950  -2500  7500  43000 -17150 -4900   27350  34750 -975  2475 -247500

Contributed     4500   1000     0      0      0     0    2000      0    0     0   74000   81500
Borrowed           0      0     0   1500      0     0       0      0    0     0   80000   81500
26 End Bal    162450  -1500  7500  41500 -17150 -4900   29350  34750 -975  2475 -253500

Contributed        0      0     0  10500      0     0       0      0  250     0   80000   90750
Borrowed        4000      0     0      0      0     0    1500      0    0  1750   83500   90750
27 End Bal    158450  -1500  7500  52000 -17150 -4900   27850  34750 -725   725 -257000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
28 End Bal    158450  -1500  7500  52000 -17150 -4900   27850  34750 -725   725 -257000

Contributed        0      0     0      0      0     0       0      0    0     0       0       0
Borrowed           0      0     0      0      0     0       0      0    0     0       0       0
29 End Bal    158450  -1500  7500  52000 -17150 -4900   27850  34750 -725   725 -257000

Contributed        0      0     0   5000      0     0       0      0    0     0   73500   78500
Borrowed       20500   6500   500      0      0     0   25000   6000    0     0   20000   78500
30 End Bal    137950  -8000  7000  57000 -17150 -4900    2850  28750 -725   725 -203500

NU MONEY
BALANCES           0      0     0      0      0     0       0      0    0     0       0





ATTACHMENT 11
CAPITAL CONTRIBUTIONS
DURING THE THIRD QUARTER OF 1996, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS TO CHARTER OAK ENERGY:

                         (000's)

8/06/96                 $  1,000
8/29/96                 $    750
9/10/96                 $ 12,000
9/20/96                 $    800




UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certify that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period July 1, 1996 through September 30, 1996, the maximum
commercial paper outstanding at any one time was $40,500,000.   Commercial
paper outstanding on September 30, 1996 was $29,000,000.

Dated September 30, 1996


Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer

November 12, 1996

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from July 1, 1996 through September 30, 1996, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

Regards,
/s/ Barbara Dietrich
Citicorp






UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
Northeast Utilities Service Company                 Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                       Transaction $360 Million
Northeast Nuclear Energy Company                 Regional Revolving
Rocky River Realty Company                          Credit Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies entered into a $360 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company as Agent, in accordance with the terms and conditions or, and for the purposes represented by, the Application/ Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order November 23, 1992 with respect thereto.

      During the period July 1, 1996 through September 30, 1996, Northeast Utilities had $0 outstanding for the quarter ending September 30, 1996.

Dated September 30, 1996

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer